UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 23)
Eneti Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2294C107
(CUSIP Number)
Mr. Emanuele Lauro 99, Boulevard du Jardin Exotique Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2294C107

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2294C107

Explanatory Note:

This Amendment No. 23 to the Schedule 13D that was originally filed on February 16, 2016 (and as thereafter amended on March 10, 2016, March 23, 2016, June 23, 2016, December 14, 2018, February 22, 2019, May 12, 2020, June 12, 2020, June 17, 2020, September 4, 2020, September 29, 2020, November 2, 2020, November 27, 2020, December 23, 2020, April 1, 2021, August 23, 2021, November 22, 2021, May 20, 2022, June 22, 2022, July 6, 2022, September 15, 2022, February 21, 2023 and March 23, 2023, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”) of Eneti Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”), having its principal executive offices at 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

On December 19, 2023, as a result of the expiration and settlement of the Tender Offer (defined and described in Item 4 hereto) the Reporting Persons do not beneficially own any Common Shares, and this Amendment No. 12 constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

This Amendment No. 23 relates to the Common Shares of the Issuer. The principal executive office of the Issuer is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings, (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings and SSH, the “Reporting Persons”).

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of approximately 0% of the Issuer’s outstanding Common Shares and SSH may be deemed the beneficial owner of approximately 0% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties.

The principal business address and principal office address of each of the Reporting Persons is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Tankers Inc., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey	Director and Chief Operating Officer of Scorpio Holdings, SSH, Scorpio Tankers Inc., and other entities within the Scorpio group of companies, Chief Operating Officer of the Issuer.	USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of the Issuer and Scorpio Tankers Inc.	Italy

(1) The business address of the Principals, Scorpio Tankers Inc., and other entities within the Scorpio group of companies is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to the Schedule 13D.

Item 4.	Purpose of Transaction.

On June 16, 2023, the Issuer and Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”), entered into the business combination agreement (the “Business Combination Agreement”), pursuant to which, in part, Cadeler agreed to offer to exchange for each outstanding Common Share validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four Cadeler Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes. The foregoing offer is referred to as the “Tender Offer.”

Pursuant to the Business Combination and on the same date thereof, the Scorpio Holdings and SSH each entered into tender and support agreements (the “Tender and Support Agreements”) with Cadeler, pursuant to which Scorpio Holdings and SSH agreed to, among other things, tender all Common Shares held by to be validly and irrevocably tendered into the Tender Offer.

Cadeler launched the Tender Offer on November 7, 2023, and Scorpio Holdings and SSH validly tendered all Common Shares beneficially owned by Scorpio Holdings and SSH. The Tender Offer expired on December 14, 2023 and the Common Shares tendered in the Offer were exchanged for Cadeler ADSs on December 19, 2023. As a result, the Reporting Persons no longer beneficially own any Common Shares of the Issuer.

The foregoing descriptions of the Business Combination Agreement and the Tender and Support Agreements are not complete, and each of them is qualified in its entirety by the full text of the Business Combination Agreement and the Tender and Support Agreements, as applicable, which are attached hereto as Exhibit A and Exhibit B, respectively, and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)
As of  December 1, 2023, the Issuer had 38,647,119 common shares outstanding. Based on the foregoing, as of the date of this filing:

Scorpio Holdings and Ms. Lolli-Ghetti may be deemed the beneficial owners of 0 Common Shares, representing approximately 0% of the Issuer’s outstanding Common Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

SSH may be deemed the beneficial owner of 0 Common Shares, representing approximately 0% of the Issuer’s outstanding Common Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 0 Common Shares, with the sole power to vote and dispose of the Common Shares that each Principal respectively owns.

(c)	To the best of the Reporting Persons’ knowledge, there have been no transactions in the Common Shares effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 of this Amendment is incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Business Combination Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K, filed with the SEC on June 16, 2023).
Exhibit B: Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Issuer's Report on Form 6-K, filed with the SEC on June 16, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023
SCORPIO HOLDINGS LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Director and Vice President

ANNALISA LOLLI-GHETTI*

By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

* The Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).